14049203

SEC Mail Processing Section
MAR 04 2014
Washington DC
404

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68180

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coltin Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

415 Madison Avenue
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MLGW, LLP
(Name – *if individual, state last, first, middle name*)

462 Seventh Avenue (Address) New York (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

*AB 3/30

AB 3/26

OATH OR AFFIRMATION

I, Bruce Jaeger, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cotlin Securities, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Kathleen Kelleher Heaney
Notary Public

KATHLEEN KELLEHER HEANEY
Notary Public, State of New York
No. 01HE6263889
Qualified in New York County
Commission Expires June 11, 2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COLTIN SECURITIES, LLC

REPORT ON AUDIT OF
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

Filed in accordance with rule 17a-5(e)(3) as a PUBLIC DOCUMENT

COLTIN SECURITIES, LLC

CONTENTS

MGW LLP

462 Seventh Avenue, New York, NY 10018-7606
Phone (212) 302-6000 • Fax (646) 599-8301

Certified Public Accountants and Business Advisors

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Member
of Coltin Securities, LLC

We have audited the accompanying statement of financial condition of Coltin Securities, LLC (the "Company") (a Delaware limited liability company) as of December 31, 2013 , that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Coltin Securities, LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

MLGW, LLP

New York, NY
February 20, 2014

COLTIN SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

ASSETS

Cash and cash equivalents	$	26,306
Prepaid expenses and other assets		20,182
Organization costs, net of accumulated amortization of $45,000		5,000
Total Assets	$	51,488

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	19,037
Member's equity		32,451
Total Liabilities and Member's Equity	$	51,488

The accompanying notes are an integral part of this financial statement.

COLTIN SECURITIES, LLC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2013

1. ORGANIZATION AND NATURE OF BUSINESS

Coltin Securities, LLC (the "Company") was organized as a limited liability company on February 2, 2009 under the laws of the State of Delaware and is subject to the provisions of the Delaware Limited Liability Company Act. The Company began business operations in May 2009. The Company became a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") on October 14, 2009. The Company is a single member limited liability company and continues indefinitely until it is terminated. The Company serves as a private placement agent and finder regarding private placement of securities and provides consulting services regarding mergers and acquisitions transactions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Revenue Recognition

The Company earns referral fees for assisting its clients in raising capital from various investors. Referral fees are stipulated in the contract and are recognized when earned.

b) Income Taxes

The Company is a single member limited liability company. As such, the member is responsible for income taxes that result from the Company's operations. No provision for income taxes is included in the accompanying financial statements. However, the Company is liable for NYC Unincorporated Business taxes.

The provision for New York City Unincorporated Business taxes consists of the following:

Current	$ 19,477
Deferred	-
	$ 19,477

In accordance with ASC 740, *Income Taxes*, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. At December 31, 2013, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

c) Cash Equivalents

The Company considers money market funds and other highly liquid financial instruments with an original maturity of less than three months to be cash equivalents.

d) Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Accordingly, actual results could differ from those estimates.

e) Concentration of Credit Risk

The Company maintains cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any credit risk.

3. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company's net capital was $6,743 which was $1,743 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 2.82 to 1.

COLTIN SECURITIES, LLC

NOTES TO THE FINANCIAL STATEMENTS
(cont'd)

DECEMBER 31, 2013

4. COMMITMENTS AND CONTINGENCIES

The Company occupies its facility pursuant to a lease which expires June 30, 2014. The Company currently renews the lease in six month intervals. Rent expense charged to operations during 2013 was $61,097 and includes the tenant's share of overhead assessed by the landlord.

Future minimum annual rental payments required under the lease are as follows:

Year Ended December 31,	
2014	$ 25,350

5. SUBSEQUENT EVENTS

The Company has evaluated and noted no events or transactions that have occurred after December 31, 2013 that would require recognition or disclosure in the financial statements.